Exhibit 99.1

Catalyst Paper Corporation completes acquisition of paper mills in Wisconsin and Maine

RICHMOND, BC, Jan. 7, 2015 /CNW/ - Catalyst Paper Corporation (TSX: CYT) ("Catalyst") is pleased to announce today that it has completed the acquisition of the Biron paper mill located in Wisconsin and the Rumford pulp and paper mill located in Maine, USA that was previously announced on October 30, 2014 (the "Acquisition"), from NewPage Corporation, NewPage Wisconsin System Inc., and Rumford Paper Company (the "Sellers").  The cash payment made on closing was US$62.4 million, after giving effect to an adjustment under the purchase agreement based on estimated working capital at closing, and the final purchase price is subject to certain additional post-closing adjustments.

"This acquisition represents a new chapter in the history of Catalyst Paper," says Joe Nemeth, President and Chief Executive Officer. "With the addition of the Rumford and Biron mills, Catalyst becomes a larger and stronger company with five facilities across North America and an estimated production capacity of 2.1 million tons of paper and 500 thousand tons of pulp. Catalyst is now the only producer in North America with manufacturing facilities in the West, Midwest and East, and has an enhanced product suite to effectively meet global customer needs."

On closing of the Acquisition Catalyst, through its subsidiary, also acquired from the Sellers certain properties and assets used to operate the two mills.  Catalyst and its subsidiaries also entered into various ancillary agreements with the Sellers providing for, among other things, the purchase and sale of certain raw materials to and from the mills, transition of certain customer orders and accounts, license or transfer of certain intellectual property rights, treatment and disposal of waste and wastewater and certain transitional services.

Catalyst will commence reporting operating and production information for the Rumford and Biron mills with its First Quarter Report.

The Acquisition was financed through advances under Catalyst's ABL Credit Facility.  As previously announced, Catalyst entered into an amendment to its ABL Credit Facility to increase the maximum amount of credit available thereunder from CDN$175.0 million to CDN$225.0 million.

Catalyst has also closed today its previously announced US$25.0 million (principal amount) offering (the "Offering") of PIK Toggle Senior Secured Notes ("Offered Notes").  The Offered Notes are on substantially the same terms and form part of the same series as Catalyst's existing PIK Toggle Senior Secured Notes.  The Offered Notes were issued at a 20% discount to face value with Catalyst receiving gross proceeds under the Offering of US$20 million.  The proceeds of the Offering are intended to provide additional working capital and to pay down a portion of the balance under the ABL Credit Facility.  As a result of the Offering, Catalyst now has US$260.5 million principal amount of outstanding PIK Toggle Senior Secured Notes.

About Catalyst Paper Corporation
Catalyst manufactures diverse specialty mechanical printing papers, newsprint and pulp.  Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With five mills across North America, Catalyst has annual production capacity of 2.1 million tonnes. Catalyst is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

Cautionary Note Regarding Forward Looking Statements:

Statements in this news release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as "expects," "anticipates," "plans," "projects," "estimates," "assumes," "intends," "strategy," "goals," "objectives," "potential" or variations thereof, or statements to the effect that certain actions, events or results "may," "could," "would," "might" or "will" be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: estimated production capacity, the integration of the Rumford and Biron Mill, and Catalyst's operations and products after the closing of the Acquisition. These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including: the ability to successfully integrate the Acquisition; the impact of general economic conditions in the countries in which Catalyst does business; conditions in the capital markets and Catalyst's ability to obtain financing and refinance existing debt; market conditions and demand for Catalyst's products (including declines in advertising and circulation); the implementation of trade restrictions in jurisdictions where Catalyst's products are marketed; fluctuations in foreign exchange or interest rates; raw material prices (including wood fibre, chemicals and energy); the effect of, or change in, environmental and other governmental regulations; uncertainty relating to labour relations; the availability of qualified personnel; the availability of wood fibre; legal proceedings; the effects of competition from domestic and foreign producers; the risk of natural disaster and other factors, many of which are beyond Catalyst's control, including those risks and uncertainties identified under the heading "Risks and Uncertainties" in Catalyst's management's discussion and analysis contained in Catalyst's annual report for the year ended December 31, 2013 available on Catalyst's website at www.catalystpaper.com/investors and at www.sedar.com and www.sec.gov.

Forward-looking statements are based on what Catalyst's management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, Catalyst's ability to successfully integrate the Biron and Rumford paper mills; Catalyst's ability to manufacture and sell new products and services that meet the needs of its customers and gain commercial acceptance; Catalyst's ability to continue to sell its products and services in the expected quantities at the expected prices and expected times; Catalyst's ability to successfully obtain cost savings from its cost reduction initiatives; Catalyst's ability to implement business strategies and pursue opportunities; expected cost of goods sold; expected component supply costs and constraints; and expected foreign exchange and tax rates. Catalyst cannot assure you that actual events, performance or results will be consistent with these forward looking statements, and management's assumptions may prove to be incorrect. Forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and Catalyst does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, readers should not place undue reliance on forward-looking statements.

SOURCE Catalyst Paper Corporation

%CIK: 0001144906

For further information: For investor inquiries: Brian Baarda, Vice-President, Finance & CFO, 604-247-4710, brian.baarda@catalystpaper.com; For media inquiries: Eduarda Hodgins, Director, Organization Development & Communications, 604-247-4369, eduarda.hodgins@catalystpaper.com

CO: Catalyst Paper Corporation

CNW 14:24e 07-JAN-15